

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 5, 2015

Via E-mail
Mr. Richard C. Sauerman
President and Chief Executive Officer
New Bancorp, Inc.
45 North Whittaker Street
New Buffalo, Michigan 49117

> **Re: New Bancorp, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 24, 2015**
> **File No. 333-204842**

Dear Mr. Sauerman:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Exhibit Index

1. We note your response to comment 10. However, noting your intention to terminate the Pension Plan as part of the conversion, the importance of such termination to the future performance of the company, and that the plan will not be terminated in the ordinary course of business, please provide us an analysis supporting your determination that the Pension Plan is not material to the company.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Mr. Richard C. Sauerman
New Bancorp, Inc.
August 5, 2015
Page 2

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact David Lin, Staff Attorney, at (202) 551-3552 or me at (202) 551-3464 with any questions.

Sincerely,

/s/ Kathryn McHale

Kathryn McHale
Senior Staff Attorney

cc: Steven Lanter, Esq.
        Luse Gorman, PC
        5335 Wisconsin Avenue, N.W., Suite 780
        Washington, D.C. 20015